Filed pursuant to Rule 424(b)(3)

Registration No. 333-252190

PROSPECTUS SUPPLEMENT NO. 7

(to Prospectus dated January 26, 2021)

Romeo Power, Inc.

Up to 62,150,554 Shares of Common Stock
Up to 12,266,648 Shares of Common Stock Issuable Upon Exercise of Warrants
Up to 4,763,058 Warrants

This prospectus supplement supplements the prospectus dated January 26, 2021 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-252190). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on August 6, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of up to 12,266,648 shares of our common stock, $0.0001 par value per share (“Common Stock”), which consists of (i) up to 4,600,000 shares of Common Stock that are issuable upon the exercise of 4,600,000 warrants (the “Private Warrants”) originally issued in a private placement in connection with the initial public offering of RMG Acquisition Corp., a Delaware corporation (“RMG”), by the holders thereof, and (ii) up to 7,666,648 shares of Common Stock that are issuable upon the exercise of 7,666,648 warrants (the “Public Warrants” and, together with the Private Warrants, the “Warrants”) originally issued in the initial public offering of RMG, by the holders thereof.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders (including their transferees, donees, pledgees and other successors-in-interest) named in the Prospectus of (i) up to 62,150,554 shares of Common Stock (including up to 4,600,000 shares of Common Stock that may be issued upon exercise of the Private Warrants and 163,058 shares of Common Stock that may be issued upon exercise of 163,058 Public Warrants) and (ii) up to 4,763,058 Warrants, which consists of up to 4,600,000 Private Warrants and up to 163,058 Public Warrants.

Our Common Stock is listed on the New York Stock Exchange under the symbol “RMO”. On August 5, 2021, the closing price of our Common Stock was $6.86.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 6, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 2, 2021

Romeo Power, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38795	83-2289787
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4380 Ayers Avenue Vernon, CA 90058	90058
(Address of principal executive offices)	(Zip Code)

(833) 467-2237

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	RMO	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 6, 2021, Romeo Power, Inc. (the “Company”) announced that its Board of Directors (the “Board”) has appointed Susan S. Brennan to serve as President and Chief Executive Officer of the Company, effective August 16, 2021. Ms. Brennan will remain a director of the Company. The Company also announced that Lionel E. Selwood, Jr. has resigned as President and Chief Executive Officer and as a director of the Company, effective August 16, 2021. Mr. Selwood’s decision to resign as a director of the Company was not due to any disagreement with the Company relating to the Company’s operations, policies or practices.

Ms. Brennan, 58, has served as a member of the Board since December 2020. Ms. Brennan has 30 years of experience as a global leader in the automotive and energy industries, with roles in Fortune 100 companies, Nissan North America (“Nissan”) and Ford Motor Company (“Ford”). Since November 2013, Ms. Brennan has served as Chief Operations Officer of Bloom Energy Corporation, and acted as one of the key leaders in its scale growth and initial public offering. Since January 2015, Ms. Brennan has also served as a Non-Executive Board Director for Senior PLC, a FTSE 350 corporation with a global footprint in the aerospace and automotive industries. Prior to her current roles, from November 2013 through October 2018, Ms. Brennan was Vice President of Manufacturing and the highest-ranking woman in operations at Nissan where she ran a manufacturing plant that, at the time, was the highest output automotive manufacturing plant in the world, with 10,000 employees who produced more than $10 billion worth of vehicles. She also managed the powertrain plant that produced EV components and more than one million engines per year for North America, Asia, and Europe. Prior to Nissan, Ms. Brennan spent 13 years, from March 1995 through September 2008, at Ford holding multiples roles including Director of Global Manufacturing Business Office and Director of Manufacturing Operations. Since January 2009, Ms. Brennan has served as Founder and Board member of Southern Automotive Women’s Forum, a 501(c)(3) organization that supports Women in STEM (Science, Technology, Engineering and Math) and has changed the face of the automotive industry in the Southeast. She also served as a national advisory board member for the National Center for Engineering Pathways to Innovation (Epicenter) at Stanford University from 2014 to 2015, which empowers undergraduates in engineering to bring their ideas to life. Ms. Brennan received her M.B.A. in Economics from the University of Nebraska at Omaha, her B.S. in Microbiology from the University of Illinois at Urbana-Champaign, and is an alumna of the Prince of Wales Business and Environment Program.

Ms. Brennan and the Company have entered into an executive employment agreement (the “Employment Agreement”), the material terms of which are summarized below. Pursuant to the Employment Agreement, Ms. Brennan will earn an annual base salary of $600,000 and a cash signing bonus of $600,000. Ms. Brennan will receive a sign-on restricted stock unit award with a value of approximately $600,000 on the date of grant, which shall be subject to a three-year vesting schedule, with one-third vesting on the first anniversary of the grant date and 1/24th of the remainder vesting on each of the next twenty-four monthly anniversaries of the first anniversary of the grant date. Ms. Brennan will also receive a sign-on restricted stock unit award with a value of approximately $3,200,000 on the date of grant, 75% of which will be subject to performance-based vesting and 25% of which will be subject to a time-based vesting schedule over a three-year period, with one-third vesting on the first anniversary of the grant date and 1/24th of the remainder vesting on each of the next twenty-four monthly anniversaries of the first anniversary of the grant date. Additionally, Ms. Brennan will receive a long-term incentive award consisting of restricted stock units with a value of approximately $3,200,000 on the date of grant, 75% of which will be subject to performance-based vesting and 25% of which will be subject to a time-based vesting schedule over a three-year period, with one-third vesting on the first anniversary of the grant date and 1/24th of the remainder vesting on each of the next twenty-four monthly anniversaries of the first anniversary of the grant date. Ms. Brennan will be entitled to an annual discretionary bonus with a target of 100% of her base salary, as determined by the Board or the Compensation Committee, taking into account Ms. Brennan’s performance and the performance of the Company, and subject to Ms. Brennan’s continued employment through the bonus payment date. Additionally, Ms. Brennan will be eligible to participate in the Company’s employee and executive benefit plans and programs as the Company may from time to time offer to its executives.

The selection of Ms. Brennan to serve as President and Chief Executive Officer of the Company was not made pursuant to any arrangement or understanding with any other person. There are no family relationships between Ms. Brennan and any director or executive officer of the Company and Ms. Brennan does not have any direct or indirect material interest in any transaction or proposed transaction required to be reported under Item 404(a) of Regulation S-K.

On August 5, 2021, Mr. Selwood and the Company entered into a letter agreement pursuant to which Mr. Selwood has agreed to provide part-time consulting services to the Company and its affiliates for a period of up to 180 days for an hourly fee of $400 per hour, subject to a monthly minimum fee of $41,667 per month (the “Consulting Agreement”). Mr. Selwood will also be entitled to separation benefits, consisting of (i) a payment of $500,000, which is twelve months of his base salary, in the form of salary continuation payments, (ii) twelve months of COBRA continuation coverage, (iii) reimbursement of up to $25,000 for certain expenses, and (iv) continued vesting of all outstanding and unvested stock options during the term of the Consulting Agreement. In addition, the period during which Mr. Selwood may exercise any options that are vested on the date that the Consulting Agreement terminates (the “Expiration Date”) will be extended until the later of: (a) the nine-month anniversary of the Expiration Date, and (b) February 16, 2023; provided, however, that in no event will the exercisability of any option be extended beyond its original maximum expiration date.

The preceding descriptions of the Employment Agreement and the Consulting Agreement do not purport to be complete and are subject to and qualified in their entirety, by the full text of such agreements, copies of which are filed as Exhibit 10.1 and Exhibit 10.2, respectively, to this Current Report on Form 8-K and incorporated herein by reference.

On August 2, 2021, Brady Ericson notified the Board of his resignation as a director of the Company, effective August 3, 2021. His decision to resign was not due to any disagreement with the Company relating to the Company’s operations, policies or practices. On August 3, 2021, the Board appointed Laurene H. Horiszny to serve as a member of the Board to fill the vacancy created by the resignation of Brady Ericson. Ms. Horiszny will also serve as a member of the Finance and Investment Committee of the Board. Ms. Horiszny, who has 30 years of experience in the automotive industry most recently serving as the Chief Compliance and Privacy Officer of BorgWarner Inc., was designated for election to the Board by BorgWarner Inc. pursuant to the terms of that certain Stockholders’ Agreement, dated December 29, 2020, by and among the Company, RMG Sponsor, LLC and certain former stockholders of Romeo Systems, Inc. Ms. Horiszny continues to consult for BorgWarner Inc. Ms. Horiszny does not have any direct or indirect material interest in any transaction or proposed transaction required to be reported under Item 404(a) of Regulation S-K.

The full text of the press release announcing the appointment of Ms. Brennan and Ms. Horiszny is filed herewith as Exhibit 99.1.

Item 9.01.	Financial Statements and Exhibits.

(d)           Exhibits.

10.1	Executive Employment Agreement, dated August 5, 2021, by and between Romeo Power, Inc. and Susan Brennan.
10.2	Consulting Agreement, dated August 5, 2021, by and between Romeo Power, Inc. and Lionel E. Selwood, Jr.
99.1	Press release, dated August 6, 2021.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROMEO POWER, INC.

Date:	August 6, 2021	By:	/s/ Matthew Sant
		Name:	Matthew Sant
		Title:	General Counsel and Secretary

Exhibit 10.1

EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement (“Agreement”) is made effective as of August 16, 2021 (“Effective Date”), by and between Romeo Power, Inc. (“Company”) and Susan Brennan (“Executive”).

The parties agree as follows:

1.             Employment. The Company hereby employs Executive, and Executive hereby accepts such employment, upon the terms and conditions set forth herein.

2.            Duties.

2.1            Position. Executive’s initial position under this Agreement shall be as the Company’s Chief Executive Officer, reporting to the Company’s board of directors (“Board”), and Executive shall have the duties and responsibilities customary for such position as well as those assigned by Board from time to time. Executive shall faithfully and diligently perform all duties assigned to Executive. At the Company’s request, Executive shall serve the Company and/or its subsidiaries and affiliates in such other capacities in addition to the foregoing as the Company shall designate, provided that such additional capacities are consistent with Executive’s position with the Company. In the event that Executive serves in any one or more of such additional capacities, Executive’s compensation shall not automatically be increased on account of such additional service.

2.2            Best Efforts/Full-time. Executive will expend Executive’s best efforts on behalf of the Company and will abide by all policies and decisions made by the Company, as well as all applicable federal, state, and local laws, regulations, or ordinances. Executive will act in the best interest of the Company at all times. Executive shall devote Executive’s full business time and efforts to the performance of Executive’s assigned duties for the Company. Subject to prior written approval of the Board, nothing in this Section 2.2 prevents Executive from (i) engaging in additional activities in connection with personal investments and community affairs (ii) serving as an outside director on the board of directors for one (1) organization that is not a competitor of the company, and (iii) serving as an advisor for one (1) organization that is not a competitor of the Company; provided that, in each case, such activities are not materially inconsistent with, and do not materially interfere with, Executive’s duties under this Agreement. Executive is presently serving as an outside director on the board of Senior PLC, which service Company agrees is not presently inconsistent with the requirements of this provision and specifically agrees to Executive’s continued service in that capacity; provided, however, that if the Board determines that such service in the future is adverse to the Company’s bests interests (e.g., because Senior PLC and the Company become competitors), Executive agrees that on the Board’s request, she promptly either will voluntarily resign her affiliation with Senior PLC or resign from her affiliation with the Company, including as an employee and Board member and any failure to do so will be a material breach of this Agreement.

2.3            Work Location. Executive’s principal place of work shall be the Company's headquarters located in the Los Angeles, California area.

3.            At-Will Employment. Executive’s employment with the Company is at-will and not for any specified period and may be terminated at any time, with or without cause, by either Executive or the Company. Other than a termination for Cause, Executive or Company will provide a written ninety (90) days’ advance notice of intent to terminate employment; provided, however, that the Company may provide pay in lieu of all or a portion of such notice. No representative of the Company, other than the Board, has the authority to alter the at-will employment relationship. Any change to the at-will employment relationship must be by specific, written agreement signed by Executive and the Board. Nothing in this Agreement is intended to or should be construed to contradict, modify, or alter this at-will relationship. Upon termination of Executive’s employment for any reason, Executive shall be deemed to have resigned from all offices and board memberships, if any, then held with the Company or any of its affiliates, and, at the Company’s request, Executive shall immediately execute such documents as are necessary or desirable to effectuate such resignations.

4.            Compensation.

4.1            Base Salary. As compensation for Executive’s performance of Executive’s duties hereunder, the Company shall pay to Executive an initial base salary of $600,000 per year, payable in accordance with the normal payroll practices of the Company (but no less than monthly). At or about the same time that compensation adjustments are considered for senior executives of the Company generally, and not less frequently than annually, the Board or its Compensation Committee will review Executive’s base salary for potential increase.

4.2            Discretionary Bonus. Executive may receive a discretionary annual bonus with a target of one hundred percent (100%) of Executive’s base salary, as determined by the Board or its Compensation Committee, in its sole discretion, taking into account Executive’s performance and the performance of the Company (the “Annual Bonus”). For the sake of clarity, the Compensation Committee may decide to pay Executive more than 100% of Executive’s base salary for extraordinary performance. Commencing with 2022, during the first quarter of every calendar year, the Board will approve a set of goals, objectives and requirements to assist it in assessing whether to grant an annual bonus and, if so, the amount of such Annual Bonus. For calendar 2021, your target Annual Bonus shall be prorated based on the number of calendar days you provided service to the Company as an employee divided by 365. Except as otherwise provided herein, any Annual Bonus will be paid during the first quarter of the year following the year to which the bonus relates, subject to Executive’s continued employment through the payment date and may be paid in cash, fully vested Company stock, or any combination thereof as determined by the Board or its Compensation Committee in its sole discretion.

4.3            Signing Bonus and Sign-On Equity Awards.

(a)            Cash Signing Bonus. The Company shall pay Executive a signing bonus in the amount of $600,000 that will be paid within thirty (30) days following the date of Executive’s commencement of employment with the Company (the “Signing Bonus”). If Executive voluntarily terminates her employment with the Company without Good Reason (as defined below) or the Company terminates Executive’s employment for Cause (as defined below) within the twelve (12) months following the date of Executive’s commencement of employment with the Company, Executive shall repay the entire amount of the Signing Bonus to the Company within thirty (30) days of the date of Executive’s termination of employment with the Company.

(b)            Time-Vesting Sign-On RSU Grant. The Company shall recommend that the Compensation Committee of the Board, at its next regularly scheduled meeting, grant Executive restricted stock units with respect to shares of the Company’s common stock with a value of $600,000 (rounded to the nearest whole share) on the date of grant, pursuant to the Company’s 2020 Long-Term Incentive Plan (the “2020 Plan”), which will be based on the average closing price of the Company’s common stock over a period of time, as determined by the Compensation Committee of the Board in its sole discretion. The restricted stock units granted pursuant to this Section 4.3(b) will vest over a three-year period, one-third on the first anniversary of the grant date and 1/24th on each of the next twenty four (24) monthly anniversaries of the first anniversary of the grant date, and will otherwise be subject to the terms and conditions of the 2020 Plan and the applicable award agreement.

(c)            Special Sign-On Long-Term Incentive Grant. The Company shall also recommend that the Compensation Committee of the Board, at its next regularly scheduled meeting, grant Executive a special, one-time award of restricted stock units with respect to shares of the Company’s common stock with a value of $3,200,000 on the date of grant, pursuant to the 2020 Plan, which will be based on the average closing price of the Company’s common stock over a period of time, as determined by the Compensation Committee of the Board in its sole discretion, of which 75% of such restricted stock units will have performance-based vesting and 25% of such restricted stock units will have a time-based vesting schedule. The restricted stock units granted pursuant to this Section 4.3(c) will vest over a three-year period, one-third on the first anniversary of the grant date and 1/24th on each of the next twenty four (24) monthly anniversaries of the first anniversary of the grant date, and will otherwise will be subject to the terms and conditions of the 2020 Plan and the applicable award agreement.

4.4            Long-Term Incentive Award. The Company shall also recommend that the Compensation Committee of the Board, at its next regularly scheduled meeting, grant Executive an additional award of restricted stock units with respect to shares of the Company’s common stock with a value of $3,200,000 on the date of grant, pursuant to the 2020 Plan, which will be based on the average closing price of the Company’s common stock over a period of time, as determined by the Compensation Committee of the Board in its sole discretion, of which 75% of such restricted stock units will have performance-based vesting and 25% of such restricted stock units will have a time-based vesting schedule. The restricted stock units granted pursuant to this Section 4.4 will vest over a three-year period, one-third on the first anniversary of the grant date and 1/24th on each of the next twenty four (24) monthly anniversaries of the first anniversary of the grant date, and will otherwise will be subject to the terms and conditions of the 2020 Plan and the applicable award agreement.

5.            Benefits. Executive shall be entitled to participate in such employee and executive benefit plans and programs as the Company may from time to time offer to provide to its executives, subject to the terms and conditions of such plans. Notwithstanding the foregoing, nothing shall, or shall be construed, to require the Company to institute or continue any or any particular, plan or benefit.

6.            Business Expenses. Executive will be reimbursed for all reasonable, out-of-pocket business expenses incurred in the performance of Executive’s duties on behalf of the Company. To obtain reimbursement, expenses must be submitted promptly with appropriate supporting documentation and will be reimbursed in accordance with Company’s policies as are in effect from time to time. Any reimbursement Executive is entitled to receive shall (a) not be affected by any other expenses that are eligible for reimbursement in any tax year, and (b) not be subject to liquidation or exchange for another benefit.

7.            Withholding; Taxes. All payments to Executive under this Agreement shall be reduced by (a) any tax or other amounts required to be withheld under applicable law, and (b) other amounts authorized by Executive. Executive shall be responsible for all federal, state and local taxes, penalties, interest, or fines that are imposed on Executive under applicable law as a result of this Agreement, including Executive’s personal taxes on payments received by Executive under this Agreement, and the Company and its employees, accountants, attorneys, and affiliates shall have no obligation or liability to Executive related to any such taxes, penalties, interest, or fines.

8.            Termination.

8.1            Payments of Accrued Obligations upon All Terminations of Employment. Upon a termination of Executive’s employment for any reason, Executive (or Executive’s estate or legal representative, as applicable) shall be entitled to receive, within thirty (30) days after Executive’s date of termination (or such earlier date as may be required by applicable law): (i) any portion of Executive’s base salary earned through Executive’s date of termination not previously paid; (ii) any expenses owed to Executive under Section 6; (iii) any accrued but unused paid time off owed to Executive; and (iv) any vested amounts arising from Executive’s participation in any employee benefit plans, programs, or arrangements under Section 5, which amounts shall be payable in accordance with the terms and conditions of such employee benefit plans, programs, or arrangements. Except as otherwise set forth in Section 8.2 or Section 8.3, the payments and benefits described in this Section 8.1 shall be the only payments and benefits payable in the event of Executive’s termination of employment for any reason.

8.2            Termination by the Company without “Cause” or by the Executive for Good Reason Not in Connection with a Change in Control. In the event that the Company terminates this Agreement and Executive’s employment other than for Cause (as defined below) or Executive resigns for Good Reason (as defined below), and such termination occurs outside of the CIC Period (as defined below), then Executive, in addition to the payments and benefits described in Section 8.1, shall be paid “Severance” consisting of (i) an amount equal to twelve (12) months of her then-current base salary; (ii) a pro rata portion of her Annual Bonus for the year in which the termination occurs, which amount will be equal to (A) Executive’s target Annual Bonus amount for such fiscal year multiplied by (B) a fraction, the numerator of which is the number of days in the current fiscal year through the date of Executive’s termination and the denominator of which is 365; and (iii) twelve (12) months of Company-paid or Company reimbursed COBRA continuation coverage to the extent Executive timely elects COBRA continuation coverage. The cash portion of the Severance shall be paid in the form of salary continuation, commencing sixty (60) days after termination, provided however, that the first sixty (60) days of Severance shall be paid in a lump sum on the sixty fifth (65th) day after termination.

8.3            Termination by the Company without “Cause” or by the Executive for Good Reason in Connection with a Change in Control. In the event that the Company terminates this Agreement and Executive’s employment other than for Cause or Executive resigns for Good Reason, and such termination occurs during the CIC Period, then Executive, in addition to the payments and benefits described in Section 8.1, shall be paid “CIC Severance” consisting of (i) an amount equal to eighteen (18) months of her then-current base salary; (ii) an amount equal to her Annual Bonus for the year in which the termination occurs; (iii) eighteen (18) months of Company-paid or Company reimbursed COBRA continuation coverage to the extent Executive timely elects COBRA continuation coverage; and (iv) accelerated vesting of all then-outstanding and unvested Company stock options and other equity awards, provided that if vesting is based on the satisfaction of performance objectives, such objectives shall be deemed satisfied at one hundred percent (100%) of target. The cash portion of the CIC Severance shall be paid in a lump sum on the sixty fifth (65th) day after termination. The CIC Severance described in this Section 8.3 is not meant to duplicate the Severance received pursuant to Section 8.2, and the CIC Severance is subject to offset for any prior amounts or benefits previously received by Executive pursuant to Section 8.2.

8.4            Release of Claims. To be eligible for any of the elements of Severance or CIC Severance, Executive must execute, deliver and allow to become irrevocable a full and complete release of any and all claims in the form prescribed by the Company (“Release”). The Release must be executed, and all revocation periods must have expired, within sixty (60) days after Executive’s date of termination, failing which Executive shall have no rights to any Severance or CIC Severance.

8.5            Other Terminations. For purposes of clarity, upon a termination of Executive’s employment by the Company for Cause, or Executive’s resignation without Good Reason, Executive’s death or a termination of employment due to Executive’s Disability (as such term is defined in the 2020 Plan), Executive (or Executive’s estate or legal representative, as applicable) shall only be entitled to receive the payments and benefits described in Section 8.1.

8.6            Definition of Cause. For the purposes of this Agreement, “Cause” means that the Company has determined in good faith that: (i) Executive has materially failed to perform Executive’s responsibilities or duties to the Company, after written demand for performance has been given to Executive and, if reasonably susceptible of cure, has not been cured for a period of thirty (30) days after such written demand for performance; provided, however, Executive shall not be entitled to more than one such cure notice (and being absent for three (3) days without advance or concurrent notice and without excuse consistent with Company policy shall be deemed incurable Cause); (ii) Executive has engaged in illegal conduct or gross misconduct in connection with her employment; (iii) Executive is convicted of, or pleads guilty or nolo contendere to, a felony or a crime involving moral turpitude; (iv) Executive breaches Executive’s duty of loyalty to the Company or a material Company policy; (v) Executive has engaged in dishonesty, fraud, embezzlement, theft, gross negligence or repetitive negligence in the course of discharging Executive’s duties to the Company; (vi) Executive has engaged in any activities that bring or could be reasonably expected to bring Executive or the Company into material disrepute; or (vii) Executive has materially breached any written agreement with the Company or any of its affiliates, which such breach, if capable of cure, is not cured within thirty (30) days of written notice of the breach from the Company.  If Executive’s employment terminates at a time when the Company could have terminated Executive for Cause had it known all of the relevant facts and circumstances, Executive’s termination shall be treated as having been for Cause.

8.7            Definition of CIC Period. For purposes of this Agreement, “CIC Period” means that period commencing on the date that is three months prior to a Change in Control (as such term is defined in the 2020 Plan) and ending on the date that is 12 months following a Change in Control.

8.8            Definition of Good Reason. For the purposes of this Agreement, “Good Reason” means any one of the following that occurs without the consent of Executive: (i) a material reduction in Executive’s duties, authority, or responsibilities relative to Executive’s duties, authority, or responsibilities as in effect immediately prior to such reduction; provided, however, that continued employment following a Change in Control with substantially the same responsibility with respect to the Company’s business and operations will not constitute a material reduction in title, duties, authority, or responsibilities, (ii) a material reduction in Executive’s annual base salary, other than a reduction that occurs in connection with a Company-wide decrease of executive management compensation and such reduction affects Executive in substantially the same manner as the other affected executives, (iii) a relocation of Executive’s principal workplace by more than fifty (50) miles; or (iv) the Company’s material breach of this Agreement or any written compensatory agreement with Executive; provided, however, that in order to resign for Good Reason, Executive must provide the Company with written notice of the condition constituting Good Reason within thirty (30) days following the initial occurrence thereof, the Company shall have failed to remedy the condition within thirty (30) days after receiving such notice, and Executive terminates her employment with the Company within thirty (30) days following the expiration of the Company’s cure period.

9.            No Conflict of Interest. During the term of Executive’s employment with Company, Executive must not engage in any work, paid or unpaid, or other activities that create a conflict of interest. Such work and/or activities shall include, but is not limited to, directly or indirectly competing with Company in any way, or acting as an officer, director, employee, consultant, stockholder, volunteer, lender, or agent of any business enterprise of the same nature as, or which is in direct competition with, the business in which Company is now engaged or in which Company becomes engaged during the term of Executive’s employment with Company, as may be determined by Board in its sole discretion. If the Board believes such a conflict exists during the term of this Agreement, the Board may ask Executive to choose to discontinue the other work and/or activities or resign employment with Company.

10.            Confidentiality and Proprietary Rights. As a material inducement to the Company entering into this Agreement, Executive will sign and return the attached Confidential Information and Invention Assignment Agreement, which is incorporated herein by reference and agrees that she will read and enter into any similar agreement at the request of the Board.

11.            Arbitration. In the event of any dispute or claim relating to or arising out of the employment relationship between Executive and the Company or the termination of that relationship (including, but not limited to, any claims of breach of contract, wrongful termination or age, sex, race, disability or other discrimination), Executive and the Company agree that all such disputes shall be resolved by binding arbitration conducted before a single neutral arbitrator in Los Angeles, California, pursuant to the rules for arbitration of employment disputes by the American Arbitration Association (available at www.adr.org). The arbitrator shall permit adequate discovery. In addition, the arbitrator is empowered to award all remedies otherwise available in a court of competent jurisdiction; however, Executive and the Company each retain the right to seek provisional remedies. Any award rendered by the arbitrator may be entered by any court of competent jurisdiction. The arbitrator shall issue an award in writing and state the essential findings and conclusions on which the award is based. By executing this Agreement, Executive and the Company are both waiving the right to a jury trial with respect to any such disputes. The Company shall bear the costs of the arbitrator, forum, and filing fees. The prevailing party shall be entitled to reimbursement of its attorneys’ fees and costs expended in connection with any arbitration proceeding to the extent permitted by California law.

12.            Golden Parachute Excise Tax.

12.1            Best Pay. Any provision of this Agreement to the contrary notwithstanding, if any payment or benefit Executive would receive pursuant to this Agreement or otherwise (“Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment will be equal to the Reduced Amount (as defined below). The “Reduced Amount” will be either (x) the largest portion of the Payment that would result in no portion of the Payment (after reduction) being subject to the Excise Tax or (y) the entire Payment, whichever amount after taking into account all applicable federal, state, and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate, net of the maximum reduction in federal income taxes that could be obtained from a deduction of such state and local taxes), results in Executive’ s receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in a Payment is required pursuant to the preceding sentence and the Reduced Amount is determined pursuant to clause (x) of the preceding sentence, the reduction shall occur in the manner (the “Reduction Method”) that results in the greatest economic benefit for Executive. If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata (the “Pro Rata Reduction Method”). Notwithstanding the foregoing, if the Reduction Method or the Pro Rata Reduction Method would result in any portion of the Payment being subject to taxes pursuant to Section 409A (as defined below) that would not otherwise be subject to taxes pursuant to Section 409A, then the Reduction Method and/or the Pro Rata Reduction Method, as the case may be, shall be modified so as to avoid the imposition of taxes pursuant to Section 409A as follows: (1) as a first priority, the modification shall preserve, to the greatest extent possible, the greatest economic benefit for Executive as determined on an after-tax basis; (2) as a second priority, Payments that are contingent on future events (e.g., being terminated without cause), shall be reduced (or eliminated) before Payments that are not contingent on future events; and (3) as a third priority, Payments that are “deferred compensation” within the meaning of Section 409A shall be reduced (or eliminated) before Payments that are not deferred compensation within the meaning of Section 409A.

12.2            Accounting Firm. The accounting firm engaged by the Company for general tax purposes as of the day prior to the Change in Control will perform the calculations set forth in Section 12.1. If the firm so engaged by the Company is serving as the accountant or auditor for the acquiring company, the Company will appoint a nationally recognized accounting firm to make the determinations required hereunder. The Company will bear all expenses with respect to the determinations by such firm required to be made hereunder. The accounting firm engaged to make the determinations hereunder will provide its calculations, together with detailed supporting documentation, to the Company within thirty (30) days before the consummation of a Change in Control (if requested at that time by the Company) or such other time as requested by the Company. If the accounting firm determines that no Excise Tax is payable with respect to a Payment, either before or after the application of the Reduced Amount, it will furnish the Company with documentation reasonably acceptable to the Company that no Excise Tax will be imposed with respect to such Payment. Any good-faith determinations of the accounting firm made hereunder will be final, binding, and conclusive upon the Company and Executive.

13.            Section 409A.

13.1            General. The intent of the Parties is that the payments and benefits under this Agreement comply with or be exempt from Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance issued thereunder, including, without limitation, any such regulations or other guidance that may be issued after the Effective Date (“Section 409A”), and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance therewith.

13.2            Separation from Service. Notwithstanding any provision to the contrary in this Agreement, (i) no amount that constitutes “deferred compensation” under Section 409A shall be payable pursuant to Section 8 unless the termination of Executive’s employment constitutes a “separation from service” within the meaning of Section 1.409A-1(h) of the Department of Treasury Regulations (“Separation from Service”); (ii) for purposes of Section 409A, Executive’s right to receive installment payments shall be treated as a right to receive a series of separate and distinct payments; and (iii) to the extent that any reimbursement of expenses or in-kind benefits constitutes “deferred compensation” under Section 409A, such reimbursement or benefit shall be provided no later than December 31 of the year following the year in which the expense was incurred. The amount of expenses reimbursed in one year shall not affect the amount eligible for reimbursement in any subsequent year. The amount of any in-kind benefits provided in one year shall not affect the amount of in-kind benefits provided in any other year.

13.3            Specified Employee. Notwithstanding anything in this Agreement to the contrary, if Executive is deemed by the Company at the time of Executive’s Separation from Service to be a “specified employee” for purposes of Section 409A, to the extent that delayed commencement of any portion of the benefits to which Executive is entitled under this Agreement is required in order to avoid a prohibited distribution under Section 409A, such portion of Executive’s benefits shall not be provided to Executive prior to the earlier of (i) the expiration of the six (6)-month period measured from the date of Executive’s Separation from Service with the Company or (ii) the date of Executive’s death. Upon the first business day following the expiration of the applicable Section 409A period, all payments deferred pursuant to the preceding sentence shall be paid in a lump sum to Executive (or Executive’s estate or beneficiaries), and any remaining payments due to Executive under this Agreement shall be paid as otherwise provided herein.

13.4            Reimbursements. Any reimbursements provided under this Agreement that constitute non-deferred compensation within the meaning of Section 409A shall be made or provided in accordance with the requirements of Section 409A, including, without limitation, that in no event shall any fees, expenses or other amounts eligible to be reimbursed by the Company under this Agreement be paid later than the last day of the calendar year next following the calendar year in which the applicable fees, expenses or other amounts were incurred.

14.            Clawback. Executive acknowledges that Executive’s Annual Bonus and equity compensation shall be subject to “claw back” in accordance with applicable Company policy, if any (or the terms of any applicable plan or agreement between the Company and Executive), and applicable law.

15.            General Provisions.

15.1            Successors and Assigns. This Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of the Company. The obligations and duties of Executive hereunder are personal and not assignable. This Agreement shall inure to the benefit of and be enforceable by Executive’s legal representatives. The Company shall have the right to assign or transfer this Agreement to any affiliated entity or any successor to all or part of the business and/or assets of the Company, and Executive irrevocably consents to any such assignment or transfer after which the Company shall have no liability under this Agreement.

15.2            No Waiver of Breach. The failure to enforce any provision of this Agreement shall not be construed as a waiver of any such provision, nor prevent a party thereafter from enforcing that provision or any other provision of this Agreement. The rights granted the parties are cumulative, and the election of one shall not constitute a waiver of such party’s right to assert any other legal and equitable remedies available under the circumstances.

15.3            Severability. In the event any provision of this Agreement is found to be unenforceable by an arbitrator or court of competent jurisdiction, such provision shall be deemed modified to the extent necessary to allow enforceability of the provision as so limited, it being intended that the parties shall receive the benefit contemplated herein to the fullest extent permitted by law. If a deemed modification is not satisfactory in the judgment of such arbitrator or court, the unenforceable provision shall be deemed deleted, and the validity and enforceability of the remaining provisions shall not be affected thereby.

15.4            Interpretation; Construction. The headings set forth in this Agreement are for convenience only and shall not be used in interpreting this Agreement. This Agreement has been drafted by legal counsel representing Company, but Executive has participated in the negotiation of its terms that Executive has had an opportunity to construction to the effect that any ambiguities are to be desired, and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement.

15.5            Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same Agreement. Signatures delivered by facsimile or .pdf shall be deemed effective for all purposes.

15.6            Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of California, without giving effect to any principles of conflicts of law.

15.7            Board Approval. This Agreement and Executive’s employment with the Company is contingent on the Board’s approval of this Agreement.

16.            Entire Agreement. This Agreement, including Company’s Confidential Information and Invention Assignment Agreement incorporated herein by reference and the Plan and related equity award documents described in Section 4 of this Agreement, constitutes the entire agreement between the parties relating to this subject matter and supersedes all prior or simultaneous representations, discussions negotiations, and agreements, whether written or oral. This agreement may be amended or modified only with the written consent of Executive and a duly authorized representative of the Company. No oral waiver or modification will be effective under any circumstances whatsoever.

THE PARTIES TO THIS AGREEMENT HAVE READ THE FOREGOING AGREEMENT AND FULLY UNDERSTAND EACH AND EVERY PROVISION CONTAINED HEREIN. WHEREFORE, THE PARTIES HAVE EXECUTED THIS AGREEMENT ON THE DATES SHOWN BELOW:

Dated:	8/5/05		/s/ Susan Brennan
Susan Brennan

Romeo Power, Inc.

Dated:	8/3/05	By:	/s/ Paul Williams
Paul Williams
Chair of the Compensation Committee of the Company’s Board

Exhibit 10.2

August 5, 2021

Lionel Selwood, Jr.

Delivered by e-mail

Dear Lionel:

This letter agreement (this “Agreement”) confirms the understanding you and Romeo Power, Inc. (“Romeo” or the “Company”) have reached concerning you transitioning from a full-time employee and officer of the Company to a part-time consultant with such consultancy to end no later than one hundred eighty (180) days after the Employment Termination Date (as defined below).

1.            Cessation of Employment. You agree that you and Romeo mutually agreed that your employment with the Company or any of its affiliates will terminate on August 16, 2021 (“Employment Termination Date”). Despite such mutual agreement, Romeo will compensate you for the standard 90-day notice provision contained in Section 3 of your employment agreement with the Company, which was effective as of September 17, 2020 (the “Employment Agreement”) in the amount of $125,000.

(A)	Execution and Effectiveness. For this Agreement to become effective, you must deliver a signed copy of this Agreement to Kerry Shiba, the Company’s Chief Financial Officer (the “CFO”), by no later than 5:30 Pacific Time on Thursday, August 5, 2021. You may deliver the signed copy to the CFO by overnight delivery or by e-mail. This Agreement shall become effective as of the date you deliver a signed copy to the CFO.

(B)	Termination as Employee, Officer, Member of the Board, and all Other Positions of Directors. By signing this Agreement, you acknowledge and agree that you will cease to be, and resign as, an officer, director, or any other positions that you may hold with the Company and its affiliates as of the Employment Termination Date. Notwithstanding the foregoing, you agree to promptly sign and deliver any documentation necessary or requested by the Company to evidence or effectuate such resignations.

(C)	Employee Benefits. Your participation in all employee benefit plans, arrangements, perquisites or payments made by the Company on your behalf generally will cease shortly after your Employment Termination Date, after which you may be able to continue coverage under group health plans to the extent permitted under the federal Consolidated Omnibus Budget Reconciliation Act of 1986 and similar state laws (COBRA); provided, however, as noted below, if you sign this Agreement and timely elect COBRA coverage, you will receive Company-paid or Company-reimbursed COBRA coverage pursuant to Section 2(A)(ii) below. Your rights and participation in all Company employee benefit plans subject to ERISA, as a former employee, shall be governed by their terms, set forth in the applicable plan documents. You waive future coverage and benefits under all Company disability programs.

(D)	No Additional Claim for Compensation or Benefits. Except as specified in this Section 1 and Section 2 below, you acknowledge and agree that you have received all compensation, including but not limited to base salary, severance, salary continuation, change in control benefits, paid time off and incentive compensation, and employee benefits due to you for services rendered before and as of the Employment Termination Date. You agree to submit by Friday, August 30, 2021 a request for reimbursement of all appropriate and documented business expenses incurred up to and including your Employment Termination Date pursuant to applicable Company policies and practices, and you represent that you will have no unsubmitted business expenses and, except as expressly provided in this Agreement, you will have no further claim for salary or other form of compensation, nor for any employment benefits, with respect to the period of your employment with the Company or any of its affiliates (or with respect to any other entity, to the extent such a claim ultimately could result in liability to the Company or any of its affiliates) on, before, or after the Employment Termination Date (other than with respect to any stock options you do now hold, which will continue to vest and remain exercisable during your consultancy pursuant to Section 3, below; provided, however, that in no event will the exercisability of any option extend beyond its original maximum expiration date), and you agree that any stock options or other equity awards that remain unvested as of the Expiration Date, as defined in subsection 3(J) below, will terminate without compensation therefor. In addition, the period during which you may exercise any options that are vested as of the Expiration Date will be extended until the later of: (1) the nine (9) month anniversary of the Expiration Date, and (2) February 16, 2023; provided, however, that in no event will the exercisability of any option be extended beyond its original maximum expiration date and all options then outstanding shall immediately be cancelled without compensation therefor if “Cause” exists at any time as defined in your Employment Agreement, as though you remained employed with the Company until all options are either exercised or terminated.

2.            Separation Benefits; Release of Claims.

(A)	Separation Benefits. In connection with your termination of employment, the Company shall provide you with the following separation benefits (collectively, the “Post-Termination Benefits”): (i) an amount equal to Five Hundred Thousand Dollars ($500,000.00), which is twelve (12) months of your current base salary (this amount shall be paid in the form of salary continuation commencing sixty (60) days after termination, provided however, that the first sixty (60) days of Severance shall be paid in a lump sum on the sixty fifth (65th) day after termination); (ii) twelve (12) months of Company-paid or Company reimbursed COBRA continuation coverage to the extent that you timely elect COBRA continuation coverage; (iii) reimbursement of up to $10,000 in actual expenses you incur in conjunction with the early termination of your rental lease with respect to your current Los Angeles residence to the extent you terminate such lease and vacate the premises no later than September 15, 2021; and (iv) continued vesting of all of your outstanding and unvested Company stock options during the term of this Agreement; provided, however that such continued vesting shall immediately cease and all options then outstanding shall terminate without compensation therefor if “Cause” exists at any time as defined in your Employment Agreement; provided, however, that the term “employment” shall be deemed to include your consultancy services during the term of this Agreement.

(B)	Waiver and Release. In consideration of the Post-Termination Benefits to be provided to you pursuant to Section 2(A), you, for yourself personally and your representatives, heirs, executors, administrators, successors and assigns, fully, irrevocably and unconditionally release all known and unknown claims, promises, causes of action, or similar rights of any type that you may have (“Claims”) with respect to the Company, all current and former parents, subsidiaries, related companies, partnerships, or joint ventures, and, with respect to each of them, their predecessors and successors; and, with respect to each such entity, all of its past, present, and future employees, officers, directors, stockholders, owners, representatives, assigns, attorneys, agents, insurers, employee benefit programs (and the trustees, administrators, fiduciaries, and insurers of such programs), and any other persons acting by, through, under or in concert with any of the persons or entities listed in this subsection, and their successors (the “Released Parties”). You understand that Claims released under this Release may arise under many different foreign, domestic, national, state, or local laws (including statutes, regulations, other administrative guidance, and common law doctrines). For example, you are releasing all common law contract, tort, or other claims that you might have, as well as all claims you might have under the Age Discrimination in Employment Act (ADEA), the Worker Adjustment & Retraining Notification Act (WARN Act), the Family and Medical Leave Act (FMLA), Title VII of the Civil Rights Act of 1964, Sections 1981 and 1983 of the Civil Rights Act of 1866, the Americans With Disabilities Act (ADA), the Employee Retirement Income Security Act of 1974 (ERISA), and any similar domestic or foreign laws, such as the California Fair Employment and Housing Act, California Labor Code Section 200 et seq., California Business and Professions Code Section 17200, et seq., and any applicable California Industrial Welfare Commission order. However, you are not releasing claims (i) for unemployment or workers’ compensation benefits, (ii) for vested rights to benefits under ERISA-covered employee benefit plans as applicable on the Employment Termination Date that (other than already-denied benefits), (iii) that may arise after the Employment Termination Date, (iv) for any right you have to be indemnified by the Company, or (v) that you cannot release pursuant to applicable law.

(C)	Waiver of Unknown Claims. You intend to fully waive and release all claims against the Released Parties, and therefore, you expressly understand and hereby agree that the release is intended to cover, and does cover, not only all known injuries, losses or damages, but any injuries, losses or damages that you do not now know about or anticipate, but that might later develop or be discovered, including the effects and consequences of those injuries, losses or damages. You expressly waive the protection of Section 1542 of the Civil Code of the State of California, which states that:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.”

(D)	No Claims. You affirm and warrant that you have not filed, initiated or caused to be filed or initiated any claim, charge, suit, complaint, grievance, action or cause of action against the Company or any of the other Released Parties.

(E)	No Assignment of Claims. You affirm and warrant that you have made no assignment of any right or interest in any claim that you may have against any of the Released Parties.

(F)	Attorneys’ Fees. Provided that you sign and return this Agreement within the time set forth in Section 1(A) above, the Company will reimburse you for up to $15,000 in reasonable attorneys’ fees that you incur as evidenced by documentary support in connection with the review and documentation of this Agreement.

3.            Post-Termination Consulting Services. You acknowledge and agree that:

(A)	You will provide to Romeo and its affiliates consulting services after your Employment Termination Date with respect to such projects solely as requested by the CFO or the successor CEO or their delegates, in their sole and absolute discretion, which will include continuing to make introductions of customers and suppliers and providing strategic guidance as to sales of the Company’s products and services and procurement of key raw materials and components that are part of the Company’s products and providing input regarding prospective customers of the Company’s joint venture with BorgWarner;

(B)	In addition to the matters identified in Section 3(A), you agree to (a) maintain existing customer and supplier relationships to the extent required to introduce employees as determined by Romeo, including multiple points of contact within and determined by Romeo and its affiliates, (b) assist in transitioning day-to-day operating responsibilities to senior managers or other executives (collectively, with the matters identified in Section 3(A), the “Consulting Services”); provided, in all such cases, you shall not perform any services not approved by the CFO or the successor CEO or their delegates;

(C)	In order to ensure alignment between you and Romeo and maximize the potential for commercial success, you and Romeo agree that you and Romeo’s CFO or successor CEO will use commercially reasonable efforts to work together to determine specific critical work packages no later than the 30th day following the Employment Termination Date.

(D)	The Consulting Services are being provided by you as an independent contractor and not as an employee of Romeo or any of its affiliates; you are not and will not be an agent of Romeo or its affiliates; and, as of the Employment Termination Date, you have had no authority to make any representation, contract, or commitment on behalf of Romeo or its affiliates or otherwise bind Romeo or any of its affiliates and will not attempt to do so;

(E)	You will have exclusive control over the means, manner, and methods by which the Consulting Services are performed, and you will provide all equipment, supplies, and materials at your own expense in performing the Consulting Services; provided, however, the Company shall reimburse you for reasonable third party documented out of pocket costs directly associated with your performance of the Consulting Services to the extent approved by the CFO in advance;

(F)	You agree that you will perform the Consulting Services to the best of your ability in a professional manner consistent with the highest industry standards and the undivided duty of loyalty you owe to Romeo and its affiliates; in accordance with the highest standard of care with regard to such Consulting Services; and in accordance with all federal, state and local laws, rules and regulations which relate to or govern the activities contemplated by this Agreement;

(G)	Your exclusive compensation for the Consulting Services shall be an hourly fee of $400 per hour, commencing on the day following the Employment Termination Date and ending on the Expiration Date, as defined in subsection (I) below, subject to a monthly minimum fee of $41,667 per month, prorated for partial months and up to an aggregate maximum of $250,000 for the initial six month term of the Consulting Services. No later than fifteen (15) days following the end of each calendar month during which you performed Consulting Services, you shall submit to the CFO a written invoice for Consulting Services rendered and expenses permitted pursuant to Section 3(E), and such written invoice shall be subject to the approval of the CFO or other designated agent of the Company. The Company will remit payment for properly submitted and approved invoices within thirty (30) days of submission.

(H)	You understand and agree that, for the period you provide Consulting Services, Romeo is not classifying you as its employee and, therefore, you and any of your employees, agents and affiliated persons and entities will not be entitled to any of the benefits or rights that Romeo or its affiliates provides to individuals they classify as employees, including such things as seniority, vacations, paid holidays, bonuses, retirement benefits, health benefits or equity-related benefits. Romeo has not offered you any such benefits or rights as an employee with respect to your Consulting Services, and you agree that the consulting fee is based on the understanding that you will not receive any benefits from Romeo or its affiliates and that you would be unjustly enriched, were you to receive any such benefits. You therefore agree not to assert any claim against Romeo or any of its affiliates or entity for or with respect to such benefits;

(I)	This Agreement is with you in your individual capacity and does not create any relationship with any entity you own in whole or part, nor does it create any obligation of Romeo or its affiliates to any individual or entity other than you.

(J)	The date on which the Consulting Services expire or are otherwise terminated is referred to as the “Expiration Date.” This Consulting Services shall automatically terminate on February 11, 2022, unless you and Romeo agree in writing prior to such date to extend the Consulting Services under the terms of this Agreement prior to such date in which case the new expiration date shall thereafter be referred to as the Expiration Date. Notwithstanding anything to the contrary contained in this Agreement, you may terminate the Consulting Services at any time on notice, and Romeo may terminate the Consulting Services at any time on notice if “Cause” exists at any time as defined in your Employment Agreement, as though you remained employed with the Company.

4.            Consideration. In consideration for your execution of this Agreement, the Company and you agree that the Company is entering into the Consulting Services arrangement described above as of your Employment Termination Date.

5.            Taxes.  You understand and agree that the Company is in no way responsible for any income and/or other tax obligations owed by you in connection with this Agreement or otherwise, if any, and including but not limited to all reporting and payment obligations, if any, which may arise as a consequence of any payment under this Agreement or for any Consulting Services, and you agree that Romeo and its affiliates have no duty to try to prevent any adverse determination made as to the tax treatment of any such payments. You agree to indemnify and hold Romeo and its affiliates harmless from all such income and/or other tax obligations.

6.            Proprietary Information. As a condition to the Company’s obligations under this Agreement, you must sign and return the attached Consultant Confidentiality and Invention Assignment Agreement attached hereto as Exhibit A along with this Agreement. Notwithstanding the foregoing, you acknowledge and agree that you remain subject to your obligations under your existing Confidential Information and Invention Assignment Agreement, dated December 21, 2016 (and any similar agreements) with respect to the Company’s confidential information and intellectual property.

7.            Non-Solicitation. You represent and warrant that, in addition to any other similar obligations to the Company, including, but not limited, to your obligations under your existing Confidential Information and Invention Assignment Agreement, dated December 21, 2016 (and any similar agreements), that you have, for a period of 12 months following the termination of this Agreement, you will not, without the Company’s express written consent, either directly or indirectly, solicit any employee, contractor, or consultant of the Company and its subsidiaries (the “Company Group”) to terminate his, her, or its relationship with the Company Group.

8.            Non-Disparagement. You, in addition to any other similar obligations to the Company that you have, shall not disparage or defame the Company Group, its affiliates and their respective affiliates, directors, officers, agents, partners, shareholders, or employees, either publicly or privately. This obligation does not apply to (i) any testimony, pleading, or sworn statements in any legal or administrative proceeding; (ii) attorney-client communications; or (iii) any communications with a government or regulatory agency, and further, it shall not be construed to prevent you from filing a charge with a federal, state or local agency. The Company shall not publicly disparage or defame you. This obligation does not apply to (i) any testimony, pleading, or sworn statements in any legal or administrative proceeding; (ii) attorney-client or internal communications; or (iii) any communications with a government or regulatory agency, and further, it shall not be construed to prevent the Company from making any press releases or making any filings with a governmental or regulatory entity (e.g., the U.S. Securities and Exchange Commission) that it reasonably determines are necessary. You understand that this obligation extends only to the official statements of the Company and its senior executives.

9.            Non-Admission. You understand and agree that this Agreement, and the consideration set forth in Section 1 and Section 2, does not constitute an admission by the Company of any wrongdoing, including, but not limited to, a violation of statute, law, or regulation, or breach of an express or implied contract. In return, the Company affirms that you are not being terminated for Cause, and that to the Company’s knowledge as of the date of this Agreement, there is no basis for termination for Cause.

10.            Notices and Representations. You represent and agree that you have read this Agreement and you knowingly and voluntarily enter into this Agreement. Furthermore, you have been informed by the Company and understand and agree as follows:

(A)	You understand the terms of this Agreement, you are signing voluntarily and with the full understanding of its consequences, and you have not been forced or coerced in any way.

(B)	The Company would not have agreed to pay you payments or benefits in exchange for signing this Agreement but for the representations and covenants you made by signing it.

(C)	You have not suffered any job-related wrongs or injuries, such as any type of discrimination and you have no occupational diseases. You have been paid all compensation, benefits, and other amounts that the Company or any of its affiliates owed you. You have submitted a request for reimbursement for all amounts that you are entitled to receive reimbursement from the Company and its affiliates other than any final request for reimbursement you will submit in accordance with Section 1(d) of this Agreement. You understand that the Company in the future may improve employee benefits or pay. You understand that your former job may be refilled.

(D)	If initially you did not think any representation made in this Agreement was true or if initially you felt uncomfortable in making it, you have resolved all your doubts and concerns before signing this Agreement. You have carefully read this Agreement, you fully understand what it means, you are entering into it knowingly and voluntarily, and all your representations in it are true.

(E)	You acknowledge that: (i) you have been advised to consult with an attorney regarding this Agreement, including, without limitation, the release of claims in Section 2; (ii) you have carefully read and understand all of the provisions the Agreement; and (iii) you are knowingly and voluntarily waiving the Claims described in Section 2 in consideration of the Post-Termination Benefits to be provided pursuant to Section 2.

11.            Duty to Cooperate. You shall, at the reasonable request of the Company and for no additional consideration, assist the Company and cooperate in the defense and/or investigation, in which you have knowledge or can be of help, of any third party claim or any investigation or any proceeding, whether actual or threatened, including, without limitation, participating as a witness and providing truthful testimony in any litigation, arbitration, hearing or other proceeding between the Company and a third party or any government body.

12.            Entire Agreement. This Agreement sets forth the entire agreement between you and the Company relating to the subject matter and supersedes any and all prior agreements, representations, or understandings of the parties with respect to the subject matter hereof to the extent any such agreement, representation, or understanding would result in any liability or obligation of the Company or any of its affiliates, except that in addition to the Consultant Confidentiality And Invention Assignment Agreement, all of your other obligations under your existing Confidential Information and Invention Assignment Agreement, dated December 21, 2016 (and any similar agreements) shall continue to apply to the extent more favorable to the Company and its affiliates, as determined in the Company’s sole discretion. You acknowledge that you have not relied on any representations, promises or agreements of any kind in connection with your decision to accept this Agreement. This Agreement may only be modified in a writing signed by both you and the Company. No waiver of any provision of this Agreement shall be binding unless in writing and signed by the waiving party. No such waiver of any provision of this Agreement shall waive of any other provision of this Agreement or constitute a continuing waiver. This Agreement may be signed in one or more counterparts or multiple originals, each of which shall be an original but all of which together shall constitute one and the same document. The parties agree that facsimile and electronic signatures have the same force and effect as original signatures.

13.            Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same instrument. The exchange of copies of this Agreement and signature pages by facsimile transmission, by electronic mail in portable document format (“pdf”), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by combination of such means, shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes.

14.            Severability. If any of the provisions, or portions thereof, of this Agreement are held to be unenforceable or invalid by any court of competent jurisdiction, the validity and enforceability of the remaining provisions, or portions thereof, shall not be affected. If such clause or provision cannot be so enforced, such provision shall be stricken from this Agreement, and the remainder of this Agreement shall be enforced as if such invalid, illegal, or unenforceable clause or provision had (to the extent not enforceable) never been contained in this Agreement.

15.            No Assignment; Successors. The Company may assign this Agreement to any successor to all or part of its assets or business without your consent. Except as specifically provided in this Agreement, no party may assign this Agreement without the prior written consent of the other party. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of each party’s successors, permitted assignees, heirs, executors, administrators, and legal representatives.

16.            Further Assurances. The parties agree to execute such further documents and instruments and to take such further actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.

17.            Headings. The headings in this Agreement are solely for the convenience of reference and shall not affect its meaning or interpretation.

18.            Governing Law/Interpretation; Venue.  This Agreement shall be deemed to have been made within the State of California, and, to the extent federal law does not apply, shall be interpreted and construed and enforced in accordance with the internal laws (and not the conflicts of law rules) of such State and before the state or federal courts of competent jurisdiction in such State.  The parties expressly consent to personal jurisdiction and venue in the state and federal courts for the county of Los Angeles, California, for any lawsuit filed there against one party against the other arising from or related to this Agreement; provided, however, that you acknowledge and agree that Section 11 of the Employment Agreement applies with respect to an action related to your employment or consulting arrangement with the Company or termination thereof. In the event of a dispute between the parties, the prevailing party shall be entitled to reimbursement of reasonable out of pocket expenses, including attorneys’ fees and costs.

19.            Effect of Void Provision. Should any provisions of this Agreement be declared illegal or unenforceable by any court of competent jurisdiction and cannot be modified to become legal and enforceable, such provision will immediately become null and void, leaving the remainder of this Agreement valid and enforceable, in full force and effect, unless the other party to this Agreement elects to cancel it.

20.            Survivability. The provisions of Sections 5 through 20 shall survive the termination or expiration of this Agreement.

Sincerely,

Romeo Power, Inc.

By:	/s/ Kerry A. Shiba
Kerry A. Shiba

Its:	Chief Financial Officer

Your signature below acknowledges that you knowingly and voluntarily agree to all of the terms and conditions contained in this Agreement.

Agreed to and accepted this 5th day of August, 2021.

/s/ Lionel Selwood, Jr.
Lionel Selwood, Jr.

Exhibit 99.1

Romeo Power Announces Susan Brennan as New President and Chief Executive Officer

Longtime Manufacturing and Technology Executive in the Automotive and Energy Solutions Industries to Lead Next Chapter of Romeo’s Growth

Los Angeles – (August 6, 2021) – Romeo Power (NYSE: RMO) (“Romeo Power” or the “Company”) today announced that its Board of Directors (the “Board”) appointed Susan Brennan as President and Chief Executive Officer, effective as of August 16, 2021. Ms. Brennan brings to the role more than 30 years of experience as a global leader in the automotive and energy industries. She most recently held the role of Chief Operations Officer at Bloom Energy Corporation (“Bloom Energy”), a pioneering energy solutions business focused on decarbonization through innovation and environmental stewardship.

Ms. Brennan is succeeding Lionel Selwood, Jr., who is stepping down as President and CEO and as a member of the Company’s Board to pursue new opportunities. Mr. Selwood will serve as senior advisor and consultant to the Company to facilitate a smooth leadership transition.

“Romeo Power is on the path towards significant advancement in the EV battery market, with the goal of powering the transition to full electrification of commercial and industrial vehicles,” said Robert Mancini, Chairman of the Board of Romeo Power. “As we advance our journey as a public company and look to substantially increase commercial production, Susan is the ideal executive to lead our expanded and talented management team given her impressive record of driving meaningful growth, innovation and operations excellence in the automotive and energy industries. Her direct experience helping scale Bloom Energy from a distributed power startup to a fully operational public company makes her ideally suited to lead Romeo Power as it grows to meet the needs of the most demanding commercial vehicle manufacturers. Susan has delivered superb industry and ESG expertise to our Board since Romeo Power became a public company in December 2020, and we are confident in her ability to lead the company through its next phase of growth.”

Mr. Mancini continued: “Lionel has worked tirelessly over the last four and a half years, and past year as CEO, to help Romeo Power successfully become a publicly traded company and achieve key strategic commercial and supply chain partnerships. All of us on the Board wish him well in his future endeavors.”

Ms. Brennan brings to Romeo Power extensive experience developing, implementing and scaling the production of automotive and energy technologies, and has expertise in key areas including operations, strategy and manufacturing. In her most recent role at Bloom Energy, Ms. Brennan was responsible for driving pioneering green technology initiatives, including non-combustion energy technologies. She also increased Bloom Energy’s manufacturing capacity by four times with a particular focus on maximizing capital efficiency.

Prior to joining Bloom Energy, Ms. Brennan was the Vice President of Manufacturing at Nissan Motor Company, where she ran the highest output automotive manufacturing plant in the world, at that time. Previously, she spent 13 years at Ford Motor Company, holding multiples roles including Director of the Global Manufacturing Business Office and Director of Manufacturing Operations. She also serves as a Non-Executive Board Director for Senior PLC, a FTSE 350 corporation in the aerospace and automotive industry. Ms. Brennan holds an M.B.A. from the University of Nebraska at Omaha and a B.S. in Microbiology from the University of Illinois.

“I am grateful for this opportunity to lead Romeo Power in its revolutionary effort to provide clean battery technology for the commercial and industrial transportation industry,” said Ms. Brennan. “I am deeply impressed by Romeo Power’s commitment to EV battery innovation and sustainability, and working alongside the talented leadership team, I envision numerous opportunities to drive our next phase of growth. Romeo Power’s employees are among the most talented and dedicated in the industry, and I look forward to working together in this new role as we help electrify our nation’s commercial vehicle fleets.”

Ms. Brennan will retain her seat on Romeo Power’s Board; however, she has stepped down from the Nominating and Governance Committee of the Board. Donald Gottwald, a current member of the Board, was appointed to the Nominating and Governance Committee of the Board and will Chair that committee.

In addition, the Company also announced several changes designed to continue to broaden its Board’s expertise:

•	Kerry Shiba, Romeo Power’s Chief Financial Officer, was named Board Observer;
•	Matthew Sant, Romeo Power’s General Counsel, was named Company Secretary; and
•	Laurene Horiszny, an executive with more than 30 years of automotive industry experience and 20 years of service advising boards, was appointed to serve as a member of the Board and a member of the Finance and Investment Committee of the Board. She replaces Brady Ericson who has elected to move off the Board.

About Romeo Power

Founded in 2016 and headquartered in Los Angeles, California, Romeo Power (NYSE: RMO) is an energy technology leader delivering advanced electrification solutions for complex commercial vehicle applications. The company’s suite of advanced hardware, combined with its innovative battery management system, delivers the safety, performance, reliability and configurability its customers need to succeed. Romeo Power's 113,000 square-foot manufacturing facility brings its flexible design and development process inhouse to pack the most energy dense modules on the market. To keep up with everything Romeo Power, please follow the company on social @romeopowerinc or visit romeopower.com.

Notice Regarding Forward Looking Statements

Certain statements in this press release may constitute “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. For a discussion of risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of Romeo Power in general, see the risk disclosures in Romeo Power’s Annual Report on Form 10-K for the year ended December 31, 2020 and in other filings made with the SEC by Romeo Power. Forward-looking statements speak only as of the date they are made and Romeo Power undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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For Media

Taylor Cantwell

media@romeopower.com

833.467.2237

For Investors

Sam Dundee

ir@romeopower.com

833.467.2237

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